

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 7, 2022

Megan Baldwin
Managing Director and Chief Executive Officer
Opthea Limited
Level 4
650 Chapel Street
South Yarra, Victoria 3141
Australia

> **Re: Opthea Limited**
> **Registration Statement on Form F-3**
> **Filed February 1, 2022**
> **File No. 333-262444**

Dear Ms. Baldwin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Milson Yu, Esq.